877799

2-28-02

Commission file number: 1-10817

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 25 2002
THOMSON FINANCIAL P

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

02024385

Report for the Month of February 2002

MAR 07 2002

CELLTECH GROUP PLC
(Name of Registrant)

208 Bath Road
Slough
Berkshire
SL1, 3WE
ENGLAND
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

NYDOCS:1038758.1

The Report contains a copy of the following:

(1) Press Release, "Celltech Outlines CDP 870 Phase II Results in Crohn's Disease", dated 28th February 2002.

SIGNATURES

' Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLTECH GROUP PLC
(Registrant)

By:/s/ PETER ALLEN
Peter Allen
Chief Financial Officer

Dated: March 5, 2002

3

News Release

CELLTECH

Embargoed for release at 7am 28th February 2002

CELLTECH OUTLINES CDP 870 PHASE II RESULTS IN CROHN'S DISEASE

Celltech Group plc announced today outline results, showing promising efficacy and safety, from a large Phase II study with CDP 870 in Crohn's disease patients.

The dose-ranging placebo-controlled Phase II study involved 292 patients in four dosage groups. They were treated once-monthly by subcutaneous injection for three months. Treatment-related benefit was assessed by the numbers of patients attaining a clinically significant reduction in their Crohn's Disease Activity Index (CDAI) (decrease of >= 100 points) or remission (CDAI =< 150 points).

- Statistically significant clinical responses were noted as early as week two, and were maintained at most timepoints during the treatment period. The highest response rates were seen in the group treated with the highest dose, 400mg per month, with a maximal response rate of 54% versus 29% in the placebo group ($p = 0.002$), although the response rate at the individual 12 week timepoint did not reach significance, due to a marked increase in the placebo response.

- The potential of CDP 870 for disease management over an extended period was also assessed in this study. The overall response across the entire 12 week treatment period was statistically significantly greater for the 400mg group ($p = 0.028$) than placebo, when assessed by comparing the AUCs (areas under the curves).

- In this trial CDP870 was well tolerated, and no safety issues were identified. There were no notable differences among treatment groups, including placebo, in the number of patients reporting side effects.

Phase III studies of CDP870 in Crohn's disease are expected to be initiated by Celltech during 2002.

Promising results from a Phase II study with CDP870 in rheumatoid arthritis were presented at the American College of Rheumatology meeting in San Francisco in November 2001.

Pharmacia Corporation is leading the development of CDP 870 in RA and is initiating Phase III studies in this indication.

Dr. Peter Fellner, Chief Executive Officer of Celltech, commented: "These encouraging results provide us with confidence in proceeding to late-stage clinical studies with CDP870 in Crohn's disease".

News Release

CELLTECH

Contacts:

Richard Bungay	Director of Corporate Communications	(44) (0) 1753 534655
Dr. Melanie Lee	R&D Director	
Dr. Peter Fellner	Chief Executive Officer	
Jon Coles	Brunswick (London)	(44) (0) 207 404 5959
Katharine Sharkey	Brunswick (London)	
Cindy Leggett-Flynn	Brunswick (New York)	(1) (212) 333 3810

Website: www.celltechgroup.com

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an extensive late stage development pipeline and a profitable, cash-generative pharmaceutical business Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering.

Celltech desires to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward looking statements contained within this document. In particular certain statements with regard to the anticipated timing of clinical trials are forward looking in nature. By their nature forward looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. In addition to factors set forth elsewhere in this document, the following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: product initiatives of the Company's competitors, unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, results from clinical trials, studies and investigations that are inconsistent with previous results and the Company's expectations, unavailability of raw materials or other interruptions in production both internal and external, and the failure of the Company's development, manufacturing and marketing partners to perform their contractual obligations. Other factors that could affect these forward-looking statements are described in the Company's reports filed with the US Securities and Exchange Commission. The forward looking statements included in this document represent the Company's best judgement as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. The Company disclaims any obligation to update these forward looking statements.

News Release

CELLTECH

Notes for Editors

Crohn's disease

Crohn's disease is a chronic, inflammatory disease of the gastrointestinal tract. Symptoms associated with Crohn's disease include diarrhoea, abdominal pain and fever, and can also include fissures, fistulas and abscesses. Loss of appetite and subsequent weight loss also may occur. In addition, certain drugs used to treat the disease may cause side effects, such as high-dose corticosteroid therapy, which can predispose patients to infections, bone thinning (osteoporosis), and fractures. Crohn's disease causes considerable morbidity and up to 25% of patients with active disease may require hospital treatment each year. Approximately 400,000 patients are estimated to have Crohn's Disease in the US and EU.

Crohn's disease is named after Burrill B. Crohn, the first name in a three-author landmark paper published in 1932, which described the disease.

Crohn's Disease Activity Index (CDAI)

The CDAI is the generally accepted and validated composite measure for Crohn's disease clinical trials. It is an assessment of eight different measures, including:

- Abdominal pain rating
- Symptoms related to Crohn's disease, such as arthritis, uveitis, fistula and febrile (fever) episodes
- Hematocrit (red blood cell count)
- Body weight

A reduction following treatment in the CDAI index of 70 points or more is generally viewed as a clinically significant response, and a CDAI score of 150 or below is generally viewed as representing disease remission.

CDP870

CDP 870 belongs to a new therapeutic class of medicines that inhibit tumor necrosis factor alpha (TNF-alpha), a key mediator in certain autoimmune and inflammatory diseases. CDP 870 is a third generation, humanized antibody fragment, which binds with high affinity to TNF-alpha. It is manufactured with Celltech's proprietary bacterial fermentation technology and is chemically modified (PEGylated) to provide a long half-life in patients. CDP 870 is being developed as a new treatment for rheumatoid arthritis and Crohn's disease. It may also have an important potential in the treatment of other serious disorders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLTECH GROUP PLC
(Registrant)

By: ______________________________
Peter Allen
Chief Financial Officer

Dated: March 5, 2002